**Sibanye Stillwater Limited**
Incorporated in the Republic of
South Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and
SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 •
Ground Floor Cnr 14th Avenue &
Hendrik Potgieter Road Weltevreden
Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

**Website:** www.sibanyestillwater.com

we are one

**NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL**

# MARKET RELEASE

## Sibanye-Stillwater announces early results of the cash tender offer for up to US$75 million of 4.500% senior notes due 2029, advancing gross debt reduction initiatives

**Johannesburg, 20 May 2026:** Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW), in line with the Group's measures to proactively reduce gross debt, is pleased to announce the early tender results of its previously announced offer to purchase for cash up to US$75 million aggregate principal amount (the "Capped Maximum Amount") of its 4.500% senior notes due 2029 (the "2029 Notes"), which is being made by the Group's wholly-owned subsidiary, Stillwater Mining Company ("Stillwater"), upon the terms of, and subject to the conditions in, the offer to purchase dated 6 May 2026 (the "Offer to Purchase"). The tender offer for the 2029 Notes is referred to as the "Capped Tender Offer". Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase, and further information relating to the Capped Tender Offer can be found in the Offer to Purchase.

On 6 May 2026, as part of the Group's measures to reduce gross debt by repurchasing outstanding debt securities, the Group announced the offer to purchase for cash any and all of its outstanding US$675 million senior notes due 2026 (the "2026 Notes", and such offer the "Any and All Tender Offer") and the Capped Tender Offer. The Any and All Tender Offer was successfully completed on 15 May 2026. On the same date, the Group's wholly-owned subsidiary, Sibanye-Stillwater UK Financing Plc, closed its offering of US$500 million 6.250% senior notes due 2031, satisfying the Financing Condition with respect to the Capped Tender Offer. This announcement pertains to the 2029 Notes only.

As of 5:00 p.m., New York City time, on 19 May 2026 (the "Early Tender Date"), according to information provided by Kroll Issuer Services Limited, the Tender and Information Agent (the "Tender and Information Agent") for the Capped Tender Offer, the aggregate principal amount of the 2029 Notes listed in the table below has been validly tendered and not validly withdrawn.

| | | | | | | Dollars per US$1,000 Principal Amount of 2029 Notes[1] | | |
|---|---|---|---|---|---|---|---|---|
| Title of Security | CUSIP / ISIN | Aggregate Principal Amount Previously Outstanding[2] | Aggregate Principal Amount of 2029 Notes Validly Tendered | Aggregate Principal Amount of 2029 Notes Accepted for Purchase | Proration Factor[3] | Tender Offer Consideration | Early Tender Premium | Total Consideration per senior note[4] |
| 4.500% Senior Notes due 2029 | Regulation S: U85969 AF7 / USU85969AF71<br>144A: 86074Q AQ5 / US86074QAQ55 | US$525,000,000 | US$175,549,000 | US$75,000,000 | 29.5238% | US$932.50 | US$30.00 | US$962.50 |

Notes:
(1) Does not include Accrued Interest, which will also be payable as provided below.
(2) Principal amount outstanding as of the Commencement Date.
(3) Subject to the Capped Maximum Amount, the principal amount of 2029 Notes validly tendered prior to or at the Early Tender Date will be accepted for purchase on a prorated basis as described in the Offer to Purchase.
(4) The Total Consideration for the 2029 Notes already includes the Early Tender Premium.

Subject to the satisfaction or waiver of the conditions to the Capped Tender Offer, Stillwater expects to accept for purchase all 2029 Notes that were validly tendered at or prior to the Early Tender Date up to the Capped Maximum Amount. Stillwater intends to fund the purchase of validly tendered and accepted 2029 Notes on the Capped Tender Offer Early Settlement Date with the Group's cash on hand.

Because the aggregate principal amount of 2029 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date has an aggregate principal amount that exceeds the Capped Maximum Amount, Stillwater has accepted for purchase the 2029 Notes validly tendered and not withdrawn as of the Early Tender Date, on a prorated basis as described in the Offer to Purchase.

Because the aggregate principal amount of 2029 Notes validly tendered as of the Early Tender Date exceeds the Capped Maximum Amount, 2029 Notes tendered after the Early Tender Date will not be accepted.

The consideration to be paid for the 2029 Notes validly tendered and not validly withdrawn per $1,000 principal amount of such 2029 Notes validly tendered and accepted for purchase pursuant to the Capped Tender Offer is the amount set forth in the table above under the heading "Total Consideration." The amounts set forth in the table above under "Total Consideration" include an early tender premium of $30.00 per $1,000 principal amount of 2029 Notes accepted for purchase (the "Early Tender Premium"). Each holder who validly tendered and did not validly withdraw its 2029 Notes at or prior to the Early Tender Date and whose 2029 Notes are accepted for purchase is entitled to receive the applicable "Total Consideration" set forth in the table above under the heading "Total Consideration," which includes the Early Tender Premium, on a prorated basis as described in the Offer to Purchase. All holders of 2029 Notes accepted for purchase will also receive accrued interest from, and including, the most recent applicable interest payment date preceding the Capped Tender Offer Early Settlement Date to, but not including, the Capped Tender Offer Early Settlement Date.

For additional information, please contact the Dealer Managers, Merrill Lynch International at +44 20 7996 5420 or +1 (888) 292-0070 or by email to DG.LM-EMEA@bofa.com (Attention: Liability Management Group), Mizuho International plc at +34 91 790 7559 or by email to liabilitymanagement@uk.mizuho-sc.com (Attention: Liability management), Morgan Stanley & Co. International plc at +44 20 7677 5040 or by email to liabilitymanagementeurope@morganstanley.com (Attention: Liability Management Team, Global Capital Markets), Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch) by email to dlrmblondcmlm@rmb.co.uk (Attention: Liability Management), and to RBC Capital Markets, LLC at +44 20 7029 0113, +1 212 618 7843, or +1 877 381 2099 or by email to liability.management@rbccm.com or the Tender and Information Agent, Kroll Issuer Services Limited at +44 20 7704 0880 or by email to sibanye@is.kroll.com, Attention: David Shilson.

JSE Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

**Disclaimers**

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Capped Tender Offer is only being made pursuant to the Offer to Purchase. Holders of the 2029 Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Capped Tender Offer.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

## Offer and Distribution Restrictions

### European Economic Area ("EEA")

The communication of the Offer to Purchase and any other documents or materials relating to the Capped Tender Offer does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Capped Tender Offer.

### United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Capped Tender Offer

are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, the Offer to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order")); (ii) persons falling within Article 43(2) of the Order; or (iii) any other persons to whom the Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). The Offer to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the Offer to Purchase and any such other documents and/or materials relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of the Offer to Purchase and any other documents or materials relating to the Capped Tender Offer does not constitute an offer of securities to the public for the purposes of the Public Offers and Admissions to Trading Regulations 2024 (the "POATRs") and accordingly the requirement to produce a prospectus under the POATRs does not apply to the Capped Tender Offer.

**Belgium**

Neither the Offer to Purchase nor any other documents or materials relating to the Capped Tender Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (*Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten*) and, accordingly, the Capped Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 2, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Capped Tender Offer may not be advertised and the Capped Tender Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Capped Tender Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Capped Tender Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

**France**

The Offer to Purchase and any other documents or offering materials relating to the Capped Tender Offer may not be distributed in the Republic of France except to qualified investors (*investisseurs qualifiés*) as defined in Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the *Autorité des marchés financiers*.

**Italy**

None of the Capped Tender Offer, the Offer to Purchase or any other documents or materials relating to the Capped Tender Offer have been or will be submitted to the clearance procedure of the *Commissione Nazionale per le Società e la Borsa* ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Capped Tender Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"). The Capped Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

Holders or beneficial owners of the 2029 Notes located in Italy can tender the 2029 Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the 2029 Notes and the Capped Tender Offer.

**South Africa**

The Offer to Purchase and any other documents or materials relating to the Capped Tender Offer should not be construed as constituting any form of investment advice or recommendation, guidance or proposal of a financial nature under the South African Financial Advisory and Intermediary Services Act 2002 (as amended or re-enacted).

The Offer to Purchase is not being made to and does not constitute an "offer to the public" (as such term is defined in the

South African Companies Act 2008) and is not, nor is it intended to constitute, a "registered prospectus" (as such term is defined in the South African Companies Act 2008) prepared and registered under the South African Companies Act 2008.

**General**

The Capped Tender Offer does not constitute an offer to buy or the solicitation of an offer to sell 2029 Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Capped Tender Offer to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in that jurisdiction, the Capped Tender Offer shall be deemed to be made by such Dealer Manager or affiliate as the case may be, on behalf of Stillwater in such jurisdiction.

Each holder participating in the Capped Tender Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of 2029 Notes pursuant to the Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offeror, the Dealer Managers and Kroll Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder's responsibility for the representations made by it), to investigate in relation to any tender of 2029 Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result Stillwater determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

The Group and its affiliates expressly reserve the right at any time or from time to time following completion or termination of the Tender Offer, to purchase or exchange or offer to purchase or exchange 2029 Notes or to issue an invitation to submit offers to sell 2029 Notes (including, without limitation, those tendered pursuant to the Capped Tender Offer but not accepted for purchase) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the Capped Tender Offer. In addition, the Group also reserves the right to issue new debt securities from time to time, including during the term of the Capped Tender Offer.

**Forward-Looking Statements**

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this document. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group's external auditors.